UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )

3PAR INC.

(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY

RIO ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of classes of securities)

88580F 10 9

(CUSIP number of common stock)

Paul T. Porrini

Vice President, Deputy General Counsel & Assistant Secretary

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, California 94304

(650)  857-1501

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Christopher E. Austin Benet J. O’Reilly Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225 2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

FREQUENTLY ASKED QUESTIONS

HP Announces Revised Proposal to Acquire 3PAR for $27 per Share in Cash

How much is HP willing to continue to increase the price that it will pay for 3PAR?

—           We are focused on today’s new offer, which we believe is superior to Dell’s existing proposal.

—           We know 3PAR’s management team well and have conducted due diligence on 3PAR.

—           The deal makes good strategic sense, and we have a strong business case that will deliver shareholder value.

This is a very high premium. Is HP overpaying for 3PAR?

—           No. HP is uniquely positioned to execute this transaction by capitalizing on our global reach and complementary product portfolio, and we believe the proposal provides value to HP’s shareholders.

—           We have a strong business case and are confident this transaction makes strategic and financial sense.

Editorial Contacts Gina Tyler, HP +1 650 704 8646 corpmediarelations@hp.com Hewlett-Packard Company 3000 Hanover Street Palo Alto, CA 94304 www.hp.com

Why are you willing to spend so much for 3PAR? Aren’t there other high-end storage companies that can provide the same strategic value at a lower price?

—           We have a strong business case and are confident this transaction makes strategic and financial sense.

—           The addition of 3PAR’s next-generation storage architecture will accelerate HP’s winning Converged Infrastructure strategy in key markets and will bolster HP’s ability to deliver the highest levels of performance, efficiency and scalability to customers worldwide.

—           HP is uniquely positioned to capitalize on 3PAR’s innovative storage solutions by utilizing our global reach and superior routes to market to deliver their portfolio to enterprise customers worldwide.

Did your board unanimously approve the decision to make this proposal?

—            Our board of directors fully supports this proposal.

How was this valuation determined?

—           We know 3PAR’s business and management team very well.

—           We have built a strong business case to support our offer.

—           We are uniquely positioned with our scale, global reach and superior routes to market to create incremental value to 3PAR’s already growing business.

What is the anticipated financial impact of the transaction?

—           We expect the deal to close in calendar year 2010.

—           We have not updated the fiscal fourth quarter guidance given on our Q310 earnings call last week.

—           As for future quarters, we’ll be giving segment-level guidance at our Security Analyst Meeting in a month from now. But given the deal’s size, we do not expect that any dilution from 3PAR will be material to either our GAAP or non-GAAP earnings per share in FY11.

How do you think Dell will react to today’s announcement?

—           We cannot speak for Dell.

—           HP is confident that our offer provides the most value for 3PAR shareholders and that we are uniquely positioned to capitalize on 3PAR’s innovative storage solutions.

What comes next in the process?

—           We have submitted our revised proposal to 3PAR’s board. We look forward to their response.

—           We’re not going to get into more details about process or terms today.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY 3PAR COMMON STOCK HAS NOT YET COMMENCED AND WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. THOSE MATERIALS SHOULD BE READ CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, COPIES OF THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WILL BE MADE AVAILABLE TO 3PAR STOCKHOLDERS AT NO EXPENSE TO THEM. IN ADDITION, THOSE MATERIALS WILL BE AVAILABLE AT NO CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

Forward-looking statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or

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such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition, the ability to complete the proposed transaction, particularly given the target company’s existing agreement to be acquired by a third party; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, the target company’s business may not perform as expected due to transaction-related uncertainty or other factors; that HP is unable to successfully implement integration strategies; and other risks that are described in HP’s SEC reports, including but not limited to the risks described in HP’s Annual Report on Form 10-K for its fiscal year ended October 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2010 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice.

HP shall not be liable for technical or editorial errors or omissions contained herein.

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